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Exhibit 4.1

EXHIBIT 1
(to Note Purchase Agreement)

[FORM OF NOTE]

THE NASDAQ STOCK MARKET, INC.

5.83% Senior Note due May 9, 2007

No. [ ]	[Date]
$[ ]	PPN

        FOR VALUE RECEIVED, the undersigned, THE NASDAQ STOCK MARKET, INC. (herein called the "Company"), a corporation organized and existing under the laws of the State of Delaware, hereby promises to pay to [                    ], or registered assigns, the principal sum of [                    ] DOLLARS on May 9, 2007, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.83% per annum from the date hereof, payable quarterly, on the 9th day of February, May, August and November in each year, commencing with the February 9, May 9, August 9 or November 9 next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreements referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.83% or (ii) 2% over the rate of interest publicly announced by Citibank, N.A. from time to time in New York, New York as its "base" or "prime" rate.

        Payments of principal of, interest on and the Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

        This Note is one of a series of Senior Notes (herein called the "Notes") issued pursuant to separate Note Purchase Agreements, dated as of May 9, 2002 (as from time to time amended, the "Note Purchase Agreements"), between the Company and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreements and (ii) to have made the representation set forth in Section 6.2 of the Note Purchase Agreements.

        This Note is a registered Note and, as provided in the Note Purchase Agreements, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

        This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreements, but not otherwise.

        If an Event of Default, as defined in the Note Purchase Agreements, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

        This Note shall be construed and enforced in accordance with, the rights and parties shall be governed by, the law of the State of New York, excluding choice-of-law principles of the law of such State which would require application of the laws of a jurisdiction other than such State.

THE NASDAQ STOCK MARKET, INC.
By
Name: Title:

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  Exhibit 4.1
EXHIBIT 1 (to Note Purchase Agreement)